Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549


Re:      Edd Helms Group, Inc.
         Form 10-KSB for the fiscal year ended May 31, 2005 Form 10-QSB for the fiscal year ended August 31, 2005


Dear Mr. Spirgel:

I am replying to your comments regarding the filing of our 10-KSB for year ended May 31, 2005, and our 10-QSB for period ended August 31, 2005. Your comments are extremely important to us and are not taken lightly. We provide below our responses to comments made in your Comment Letter dated March 8, 2006. After a thorough review, we believe the financial statements and related disclosures adequately report and disclose the financial position of the Company. I trust the following explanations provide you with a comfort level that our filings include all information required under the Securities Exchange Act of 1934.

Form 10-KSB for the year ended May 31, 2005

Note 3.  Available-for-Sale Equity Security, page 25

1. We note the unrealized loss on the available-for-sale security of $70,698. This appears to be other than temporary. Tell us why the amount was not recognized in the income statement.

On July 28, 2000 Edd Helms Group acquired 13,750 shares of stock in Easy Link Services Corporation (Easy Link) as a result of selling a phone number. At that time the stock was trading for $8.00 a share. On January 23, 2002 the Board of Directors of Easy Link approved a reverse stock split. As a result we now own 1,350 shares of Class A common stock in Easy Link. As of March 27, 2006 the Company still holds these securities, with a value of $1,039.50 or $0.77 a share. These shares have been classified as available-for-sale investments. Although the value per share has declined, Easy Link continues to be a viable entity trading on NASDAQ. We believe their technology gives them the potential of future growth for a recovery of our original cost. We have not determined the decline in value to be other than temporary.

Accordingly, we continue to account for this available-for-sale security based on guidance provided in SFAS 115 and APB 18. The cumulative unrealized loss presented in the equity section of the balance sheet and the comprehensive loss on the statement of income relates to the change in the market value of the securities held.

Note 17.  Legal Proceedings, page 42

2. Please provide us with more details of the two legal cases. Tell us your expected outcome for each case. Also tell us if you have accrued any liabilities relating to the cases, how much was accrued, and why.

Case No. 04-8784

On or about May 12, 2001 Siemens Building Technologies Inc. (Siemens) and Edd Helms Group (Helms) entered into a subcontract for the installation of a fire alarm system at the Fountainbleau Hilton Hotel in Miami Beach. Siemens was to provide engineered drawings for the installation of the fire alarm system. Several issues developed during the construction dealing with issues that include time delays, extra work and providing us with the appropriate drawings. We continually notified Siemens that installation prior to the approval of engineered drawings would result in errors or necessity of redoing work. We turned out to be correct. Additional costs were incurred by us and Siemens refused to pay for the additional costs. In addition, Siemens failed to provide approved engineered drawings for us to perform under our contract. As a result, Helms declared Siemens to be in material breach of contract and filed suit for breach of contract, fraudulent misrepresentation and negligent misrepresentation. Damages are in excess of $1,000,000. Siemens filed a counterclaim against us and our surety, XL Surety Specialists. The surety responded and filed an action against us for indemnification under the bond. The Siemens claim is in excess of $500,000. We are of the opinion that we will be successful in the prosecution of the claim and the defense of the counterclaim. At this time our legal counsel has informed us that there is no reason to believe that there will be any material adverse effect on the Company.

Case 01-10407

A former employee of ours filed a suit against us for unpaid compensation. A judgment of $47,000 was awarded to the plaintiff. The plaintiff's attorney claimed to have a contingency agreement in place with his client. A contingency agreement allows an attorney to recover his cost related to the case, times a multiplier as determined by the court. In this case a signed contingency agreement was not in place. In addition, the attorney did not track hours worked on the case as required by the law. However a judgment was awarded to the attorney for legal fees in the amount of $75,000, plus a multiplier of three. The Company filed an appeal in this matter and issued an irrevocable letter of credit against this judgment in the amount of $230,737. We believe there is substantial case law that supports our opinion and we are confident that we will prevail in this matter.

Considering the circumstances; we do not believe that the ultimate result of both these cases will have an adverse effect on the financial condition of the Company. In September 2005, we started accruing legal fee expense at a rate of $15,000 per month to cover the cost of prosecution and defense of these cases. At February 28, 2006, our total legal fee accrual is $90,000.

Item 8a. Controls and Procedures, page 43

3. We note your disclosure that "(t)here were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation." Item 308 (c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your forth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter ended May 31, 2005, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

We confirm to you supplementally that there were no changes in our internal controls over financial reporting that occurred during our fourth fiscal quarter ended May 31, 2005, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

Further, our statement will be revised for future filings.

Form 10-QSB for the quarterly period ended August 31, 2005

4. Apply with the comments above as applicable.

We confirm to you supplementally that there were no changes in our internal control over financial reporting that occurred during our quarter ended August 31, 2005, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

It is our goal to make sure that our financials and related disclosure statements meet all information required under the Securities Exchange Act of 1934 and that they provide all information required by investors to make informed investment decisions.

5. Please file your Form 10-QSB for the quarterly period ended November 30, 2005.

We anticipate filing Form 10-QSB for the quarterly period ended November 30, 2005, immediately upon your acceptance of the above comments,


Sincerely,





Dean A. Goodson
Chief Financial Officer




















This statement acknowledges that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filings;
o that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;
o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.






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Edd Helms, President and Chief Executive Officer





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Wade Helms, Executive Vice President





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Dean A. Goodson, Chief Financial Officer